Exhibit 21.1
SUBSIDIARIES OF REGISTRANT
1.	ImmunoPharmaceutics, Inc. 100% Owned Subsidiary Incorporated in the State of California

2.	EP-ET, LLC 100% Owned Subsidiary A limited liability company formed in the State of Delaware

3.	Encysive, L.P. 100% Owned Subsidiary A limited partnership formed in the State of Delaware

4.	Encysive (UK) Limited 100% Owned Subsidiary A private company formed in the United Kingdom